

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Maxim Melnikov
Chief Executive Officer
Solaredge Holdings Limited
64 Agiou Georgiou Makri
Anna Maria Lena Court, Flat 201
Larnaca, 6037
Cyprus

> **Re: Solaredge Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted June 28, 2021**
> **CIK No. 0001867752**

Dear Mr. Melnikov:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 28, 2021

Cover Page

1. Please clarify whether the company will be a controlled company after the offering. We note that Elbrus Capital Funds currently owns 65% of the ordinary shares.   If appropriate, please disclose on the prospectus cover page that you will be a controlled company and indicate the amount of shares that will be held by Elbrus Capital Funds. In addition, add appropriate risk factor disclosure regarding the influence of Elbrus Capital Funds.

Presentation of Financial and Other Information

Unaudited Pro Forma Condensed Combined Financial Information, page vi

2.   We note your disclosure here and on page 13 that you adjust for pro forma adjustments that are directly attributable to the N1 Acquisition and factually supportable. Please revise your disclosures to comply with the updated guidance in Article 11-02 of Regulation S-X.

Prospectus Summary, page 1

3.   Please revise to disclose your net losses for the reporting periods to balance your discussion of revenues on page 3. Also disclose that you have significant indebtedness and quantify these for the reporting periods.

Risk Factors

Holders of our ADSs or ordinary shares have limited choice of forum, page 55

4.   You state that "actions by holders of our ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York." Because, as you noted, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, please revise to state that there is uncertainty as to whether a court would enforce a provision that provides exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Capitalization, page 64

5.   We note you disclose two significant changes to your capitalization since December 31, 2020. Please tell us whether you intend to update your historical financial statements, as well as all related financial information, such as your presentation here, for an interim period. To the extent you do not intend to update, please revise this presentation to reflect these two events in the table. Such presentation should be reflected separately from impact of the offering.

Selected Consolidated Historical Financial and Other Data

Non-IFRS Measures, page 68

6.   We note the following adjustments in your Consolidated Adjusted EBITDA measure: Capitalized development costs, Reclassification of lease related amortization and interest, and Reclassification of operating expense related to software licenses to amortization. As the consolidated measure is not the reportable segments' measure of profit or loss it is considered a non-IFRS measure. Therefore, these adjustments appear to substitute individually tailored recognition methods for those of IFRS. Please revise to remove these adjustments from the Consolidated Adjusted EBITDA measure. Refer to Questions

100.04 and 104.04 of the Non-GAAP C&DIs.

7. Revise to disclose the most directly comparable IFRS measure for Consolidated Adjusted EBITDA Margin with greater prominence throughout the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Other Data, page 70

8. Please tell us what consideration you gave to providing additional disclosure regarding "Average UMV (Unique Monthly Visitors)" by platform (websites versus mobile apps) and audience (users versus customers), "listings" by agents and individual sellers for a particular period, and "average revenue per paying account" by residential and commercial real estate verticals.. To the extent there are any known trends or uncertainties regarding these, please consider revising your results of operations section to discuss.

Unaudited Pro Forma Condensed Combined Financial Information, page 72

9. You disclose that because the N1 Acquisition was completed on February 5, 2021, a pro forma statement of financial position as of December 31, 2020 was not presented. Please tell us whether you intend to update the historical financial statements for a 2021 interim period. If not, please explain this disclosure and how it complies with Article 11-02(c)(1).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Credit Facilities, page 91

10. You state that iRealtor LLC breached its maintenance covenants under the Facility Agreement related to net assets and EBITDA and advertising expenses which required you to obtain a waiver from Raiffeisenbank with respect to this breach of covenants. Please discuss the specific covenants that were breached.

Industry
Our Total Addressable Market, page 128

11. Please discuss the assumptions and limitations underlying your estimated addressable market of RUB 410 billion.

Principal and Selling Shareholders, page 146

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities.

Related Party Transactions, page 148

13. We note that a board member, Dmitri Krukov, is the founder and a senior partner at Elbrus Capital, which is the controlling shareholder of the company. Please disclose whether there is an agreement between the company and Elbrus for representation on the board of directors.

Consolidated Financial Statements
Note 2.4 Summary of significant accounting policies
(c) Revenue from contracts with customers, page F-10

14.   Please revise your policy disclosure for listing revenue to include the new subscription-based model discussed on page 75 and explain how that differs from the cost per time basis arrangements. Also, revise to discuss your policy related to the value-added services listed on page 109.

Note 5. Segment Information, page F-22

15.   We note that you currently manage and operate your business as two reportable segments: Core Business and Adjacent Services. Please address the following:
    • Provide us with details about your management structure and how your company is organized.
    • Describe the role of your CODM and each of the individuals reporting to the CODM.
    • Identify and describe the role of each of your segment managers.
    • Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
    • Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
    • Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
    • Describe the basis for determining the compensation for each individual that reports to the CODM.

16.   Additionally, please describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also, describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed. In this regard, we note that you present Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other Regions and you disclose on page 68 that "these measures are used by [y]our management to monitor the underlying performance of the business and the operations." We also note that you disclose several metrics on page 88 for Moscow and the Moscow region separately from Other Regions. Tell us whether the CODM or the Board of Directors receives any profitability information for Moscow and the Moscow region separately from the Other region. If so, describe the nature, type and frequency of that information.

17.   You disclose the Adjacent Services segment contains three separate operating segments that are aggregated to a single reportable segment. Please tell us what the operating segments are and provide us with a detailed analysis that supports the aggregation of these operating segments in accordance with paragraph 12 of IFRS 8.

Note 16. Share-based Compensation, page F-30

18. You disclose that participants in your long-term incentive program are entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering. Please revise to disclose the estimated amount of such payment and the related expense that will be recognized upon closing of this initial public offering.

19. Please tell us and revise your disclosures to clarify whether the difference in the sum of the fair values of each award outstanding and the amount of the share-based payment liabilities as of December, 31, 2020 relates to the liquidity event payments.

Note 21. Events After the Reporting Period, page F-38

20. Revise to disclose the fair value of the 32.1 share-based compensation awards granted in January and March 2021.

General

21. Please file the following agreements as exhibits to the registration statement or tell us why you believe they are not material:
   • The share purchase agreement for the sale and purchase of the entire share capital of the N1 Group;
   • The framework agreement related to the advertising with HeadHunter, an associate of Elbrus Capital; and
   • The Investment Agreement with Onlypiece Trading Limited, Stonebridge 2020 Offshore Holdings II, L.P., Stonebridge 2020 L.P., ELQ Investors II Ltd and Otaga Limited.

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart